SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2013

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Financial Statements

As of December 31, 2013 and 2012 and
For the Years Ended December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Schedule H, Line 4j - Schedule of Reportable Transactions	12

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc.
Employee Stock Ownership Plan
Pikeville, Kentucky
We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

Louisville, Kentucky
June 27, 2014
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

Assets	2013	2012
Cash	$51,572	$52,814

Investments at fair value:
Community Trust Bancorp, Inc. common stock	30,637,357	22,310,494
Mutual funds	522,875	337,988
Money market funds	85,305	15,679
Total investments	31,245,537	22,664,161

Receivables:
Accrued interest and dividends	216,940	214,137
Total receivables	216,940	214,137

Net assets available for benefits	$31,514,049	$22,931,112

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

Additions:	2013	2012
Contributions	$1,522,220	$1,398,630

Investment income:
Net appreciation in fair value of investments	8,479,007	2,253,639
Interest and dividends	869,714	843,440
Total investment income	9,348,721	3,097,079

Deductions:
Benefits paid to participants	(2,288,004)	(1,624,863)

Increase in net assets available for benefits	8,582,937	2,870,846

Net assets available for benefits:
Beginning of year	22,931,112	20,060,266

End of year	$31,514,049	$22,931,112

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2013 and 2012 and
For the Years Ended December 31, 2013 and 2012

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

Each year CTBI shall make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant.  The discretionary contributions are non-participant directed and invested directly in CTBI stock.  During 2013 and 2012, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI common stock.  Employer discretionary contributions are automatically invested in CTBI common stock. Once a participant attains the age of 55 and has completed ten years of participation in the Plan, the participant may allocate a portion of their Plan balance to other investments within 90 days after the close of each Plan year.  These elections may be made for six consecutive years.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited employer contributions are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash and/or CTBI common stock made in equal annual installments over a period equal to five years.  Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of the Plan exceeds $1,035,000 (as adjusted per Code Section 409(o)), the distribution period may be extended by one year for each $205,000 (as adjusted per Code) or portion thereof that the ESOP Stock Fund  exceeds $1,035,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $19,181 and $22,557, respectively.  These accounts will be used to reallocate to participants in the same manner as employer contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2013 and 2012:

	2013	2012

CTBI common stock, 678,418 and 680,613 shares	$30,637,357	$22,310,494

During 2013 and 2012, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $8,479,007 and $2,253,639 as follows:

	2013	2012
CTBI common stock	$8,414,570	$2,222,187
Mutual funds	64,437	31,452
Net appreciation in fair value of investments	$8,479,007	$2,253,639

The Plan’s investments in mutual and money market funds of $608,180 and $353,668 as of December 31, 2013 and 2012 respectively are participant directed investments.

4.  Net Assets by Participant and Non-Participant Directed Investments

All CTBI stock is non-participant directed, while the mutual and money market funds are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the participant and non-participant directed investments is as follows:
	2013
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$64,437	$8,414,570	$8,479,007
Dividends	8,113	861,601	869,714
Net investment income	72,550	9,276,171	9,348,721

Contributions	556,339	965,881	1,522,220

Deductions:
Benefits paid to participants	(374,377)	(1,913,627)	(2,288,004)

Net increase	254,512	8,328,425	8,582,937

Net assets available for benefits, beginning of year	$353,668	$22,577,444	$22,931,112

Net assets available for benefits, end of year	$608,180	$30,905,869	$31,514,049

	2012
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$31,452	$2,222,187	$2,253,639
Dividends	6,504	836,936	843,440
Net investment income	37,956	3,059,123	3,097,079

Contributions	107,281	1,291,349	1,398,630

Deductions:
Benefits paid to participants	(131,571)	(1,493,292)	(1,624,863)

Net increase	13,666	2,857,180	2,870,846

Net assets available for benefits, beginning of year	$340,002	$19,720,264	$20,060,266

Net assets available for benefits, end of year	$353,668	$22,577,444	$22,931,112

5.  Federal Income Tax Status

The Plan received a Letter of Determination from the Internal Revenue Service on July 17, 2013, stating the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  The Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2010.

6.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

7.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2013	2012
CTBI common stock	$30,637,357	$22,310,494

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $12,834 and $6,737 at December 31, 2013 and 2012, respectively.

9. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2013.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy, in which the fair value measurements fall at December 31, 2013 and December 31, 2012:

		Fair Value Measurements at December 31, 2013 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$30,637,357	$30,637,357	$0	$0
Mutual funds	522,875	522,875	0	0
Money market funds	85,305	85,305	0	0
	$31,245,537	$31,245,537	$0	$0

		Fair Value Measurements at December 31, 2012 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$22,310,494	$22,310,494	$0	$0
Mutual funds	337,988	337,988	0	0
Money market funds	15,679	15,679	0	0
	$22,664,161	$22,664,161	$0	$0

10.  Subsequent Events

CTBI Stock Dividends

On April 29, 2014, the Board of Directors of CTBI declared a 10% stock dividend to shareholders of record on May 15, 2014.  The stock dividend was distributed on June 2, 2014.

CTBI Stock Holdings

The Plan holds a significant amount of CTBI stock; the as adjusted per share value of which has decreased approximately 16% since December 31, 2013, as of June 26, 2014.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
                                                                                           December 31, 2013

Identity of Issuer (a) (b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
Diamond Hill Small Cap Fund	Equity Mutual Fund, 1,055 units	**	$34,757

Goldman Sachs Growth Opportunities	Equity Mutual Fund, 1,105 units	**	33,653

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 1,055 units	**	46,859

Harbor International Fund #11	Equity Mutual Fund, 696 units	**	49,413

Vanguard Growth Index	Equity Mutual Fund, 377 units	**	16,693

Vanguard S/C Growth Index Adm	Equity Mutual Fund, 480units	**	20,648

Vanguard TG Retirement 2015	Equity Mutual Fund, 1,379 units	**	20,367

Vanguard TG Retirement 2020	Equity Mutual Fund, 410 units	**	11,103

Vanguard Windsor II Fund-Adm	Equity Mutual Fund, 1,476 units	**	96,265

Vanguard 500 Index Fund-Sign	Equity Mutual Fund, 422 units	**	59,386

Vanguard Short Term Bond Index	Fixed Bond Fund, 5,898 units	**	61,868

Vanguard Total Bond Market IDX-SIG	Fixed Bond Fund, 6,805 units	**	71,863
			522,875
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 85,272 shares	**	85,272

SEI Daily Income Gov’t Fund #36	Money Market Fund, 33 shares	**	33
			85,305
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 678,418 shares	$15,562,915	30,637,357

Total investments		$15,562,915	$31,245,537

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant- directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2013

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain(Loss)

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$1,777,335	14	$1,605,862	$171,473

Community Trust Bancorp, Inc. common stock	$2,291,751		32	$2,291,751

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 27, 2014	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer
and Treasurer

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources